

Mail Stop 4628

October 5, 2015

Via E-mail
Maria Fernanda Suarez Londoño
Chief Financial Officer
Ecopetrol S.A.
Carrera 13 N.36-24 Piso 7
Bogota, Colombia

> **Re: Ecopetrol S.A.
> Form 20-F for Fiscal Year Ended December 31, 2014
> Filed April 28, 2015
> Response Dated September 4, 2015
> File No. 001-34175**

Dear Ms. Londoño:

We have reviewed your September 4, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2015 letter.

Form 20-F for Fiscal Year Ended December 31, 2014

Financial Review, page 79

Trend Analysis and Sensitivity Analysis, page 99

1.   Your response to prior comment 2 states that you have elected not to provide a sensitivity analysis relating to proved reserves. However, our prior comment requested disclosure addressing the effect of the current commodity price environment on your proved reserves as of December 31, 2014 based on scenarios deemed reasonably likely to occur by management. As such, our comment was not based on the voluntary disclosure of reserves sensitivity under Item 1202(b) of Regulation. Rather, our comment was based

on the requirement to discuss the reasonably possible material impact of known trends or uncertainties under Item 5(d) of Form 20-F.

Disclosure in your filing states that, unless crude oil prices increase during the remainder of 2015 to levels well in excess of those currently expected by market participants, a portion of your proved reserves would be deemed uneconomic and would no longer be classified as proved as of December 31, 2015. In light of this statement, your disclosure should be revised to provide information quantifying the impact of the current commodity price environment to the quantities of proved reserves reported in your Form 20-F for the fiscal year ended December 31, 2014. For further guidance, refer to section III.B.3. of SEC Release No. 33-8350.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources